SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of October, 2012

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

1 October 2012

DIRECTORATE CHANGE

Aviva plc ("Aviva" or "the Company") announces that Mary Francis, an independent non-executive director, has decided to step down from the Board and as a member of the Audit, Nomination and Risk Committees with effect from 3 October 2012.
Mary Francis joined the Aviva Board in 2005 and is also the senior independent director of Centrica plc.  She has recently been proposed for election to the Board of the Swiss Re Group.
Commenting on Mary Francis' retirement, John McFarlane, Chairman of Aviva said: "I would like to thank Mary for her valued service to the Company over the past seven years and her significant contribution to the Board and the Audit, Nomination and Risk Committees.  Mary's broad experience, financial knowledge and business acumen has greatly benefitted the Company and on behalf of the Board I wish her well for the future."
This announcement is made pursuant to Listing Rule 9.6.11.
ends
Media enquiries:

Sue Winston                                                                           +44 (0)20 7662 8221

Notes to editors:

  . Mary Francis was appointed to the Board in October 2005. She is currently the senior independent director of Centrica plc, a senior adviser to Chatham House and Chair of Governors, James Allen's Girls' School.

. Aviva provides 43 million customers with insurance, savings and investment products.

. We are the UK's largest insurer and one of Europe's leading providers of life and general insurance.
. We combine strong life insurance, general insurance and asset management businesses under one powerful brand.
. We are committed to serving our customers well in order to build a stronger, sustainable business, which makes a positive contribution to society, and for which our people are proud to work.
. The Aviva media centre at www.aviva.com/media includes images, company and product information and a news release archive
. Follow us on twitter: www.twitter.com/avivaplc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 01 October, 2012
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary